UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Firsthand Technology Value Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

33766Y100
(CUSIP Number)

STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS HANNAH M. BIBLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned on November 25, 2022 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 15, 2023, in response to the Issuer’s announcement that it was unable to establish a quorum for the conduct of business at the Issuer (the “Annual Meeting”), wherein elections to the Issuer’s Board of Directors (the “Board”) were to occur, Star Equity Fund issued a press release ("June 15 PR") where it emphasized its belief that the Issuer continues to maintain the “worst-of-all-worlds” voting standards for contested elections, where at least fifty (50%) of the total shares outstanding must vote for a dissident director candidate for them to be elected; while a much lower plurality exists for the election of directors at an uncontested election. Star Equity Fund further noted that twice the Issuer failed to obtain fifty percent (50%) of the total shares outstanding to establish a quorum at the Annual Meeting, let alone come close to achieving this for the election of any incumbent director. Star Equity Fund provided the example that a dissident nominee could receive support from forty-nine percent (49%) of all shareholders and the incumbents one percent (1%), in which case, the incumbents would remain as directors due to the failure of the dissident nominees to reach the 50% threshold. Star Equity Fund believes this to be a clear entrenchment tactic to undermine shareholder rights and discourage shareholders from nominating qualified director candidates.
Star Equity Fund further noted that if the Issuer is not able to reach a quorum and hold its Annual Meeting within the 2023 calendar year, delisting procedures may be triggered by NASDAQ.
Star Equity Fund also called for the Issuer to provide shareholders with both the voting results of the Annual Meeting and the Issuer’s plans to promptly reconvene an Annual Meeting. Star Equity Fund indicated their understanding that the preliminary vote tally indicated a large majority of the votes cast as of immediately prior to the meeting were voted in favor of Star Equity Fund’s nominees.
Star Equity Fund concluded that it remains resolute in its opinion that a change in Board composition is vital to altering corporate governance practices, improving financial results, and ultimately unlocking shareholder value at the Issuer, and plans to continue to monitor events at the Issuer.
The foregoing description of the press release is qualified in its entirety by reference to the full text of the press release, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

The following items are filed as exhibits:

99.6	Press Release Letter, dated June 15, 2023

CUSIP No. 817732100

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2023

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman, Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP No. 817732100

Individually and as attorney-in-fact For Pearse
/s/ Hannah Bible
Hannah Bible